FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC COMPLETES ACQUISITION OF BANK OF BERMUDA

Further to the announcement on 16 February that the shareholders of Bank of Bermuda had approved the transaction, the amalgamation by which Bank of Bermuda became a wholly-owned subsidiary of HSBC has today become effective.

Notes to editors:
1. HSBC Holdings plc
With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

2. Bank of Bermuda
Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services.It is a global organisation, with headquarters in Bermuda and a network spanning 16 other key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, South Africa, Tokyo and Bahrain. Bank of Bermuda has total assets of US$12.8 billion (as at 31 December 2003) and over US$130 billion in assets under administration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: February 18, 2004